Mail Stop 4720

October 9, 2009

By US Mail and facsimile to (239) 263-4543

Stephen J. Gilhooly
Chief Financial Officer and Treasurer
TIB Financial Corp.
599 9th Street North
Naples, FL 34102

> **Re:** **TIB Financial Corp.**
> **Form 10-K For Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-21329**

Dear Mr. Gilhooly:

We have reviewed your response dated September 25, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 11 - Income Taxes, pages 84-85

1. We read your response to comment four; however we do not see how you have provided sufficient positive objective evidence to support your conclusion that no allowance was required. We re-emphasize paragraphs 23 and 24 of SFAS 109 (FASB ASC 740-10-30-21 & 22), and note the difficulty in arriving at a conclusion that no valuation allowance is required when there is negative evidence, such as, when an enterprise moves into a three-year cumulative loss status. Please provide us with additional information (for each period ended December 31, 2008, March 31, 2009, and June 30, 2009), including but not limited to, financial projections used, a discussion of the significant assumptions used in those projections, and any other positive objective evidence to support

your conclusion. Additionally, justify how you determined a projection extending up to a five-year timeline is appropriate.

Item 11. Executive Compensation
Compensation Discussion and Analysis, page 11 of Definitive Proxy Statement on Schedule 14A

2.   We note your response to our comment 8 from our letter dated September 16, 2009 that there were no specific performance targets utilized during the 2008 fiscal year. However, we note that on page 20 of your Definitive Proxy Statement in the paragraph where you discuss performance targets, you state that "[b]ecause of the failure to meet certain short term financial goals, none of the Senior Officers received an annual bonus in 2008." In the next paragraph, you state "if short term financial goals had been met…," implying that you did establish objective targets for 2008. Please amend your disclosure to accurately reflect your compensation program.

3.   We note your response to our former comment 9; however, you have not addressed how the compensation committee used the consultant data to develop your current compensation program. We understand that this data has not been updated, however, to the extent you are still relying on the data and referencing it in your CD&A, your disclosure should be revised to reflect the conclusions of your compensation committee and their use of such data. Please refer to Item 402(b)(xiv) of Regulation S-K and Compliance and Disclosure Interpretation 118.05.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Christina Harley at (202) 551-3695 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney